

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2020

Xiaowu He
Chief Executive Office
Scienjoy Holding Corporation
3rd Floor, JIA No.34, Shenggu Nanli
Chaoyang District, Beijing 100029
China

> **Re: Scienjoy Holding Corporation**
> **Registration Statement on Form F-3**
> **Filed August 5, 2020**
> **File No. 333-240980**

Dear Mr. He:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. We are considering your eligibility to use Form F-3 as a former shell company that obtained its operations through the consummation of a business combination on May 7, 2020. If you so choose, you may refile the transaction you are registering on Form F-3 on Form F-1 instead.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lan Lou